Exhibit 99.1

Fortuna reports updated first year gold doré production plan for the Lindero Project, Argentina

Vancouver, April 4, 2019-- Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) is pleased to provide its updated estimated gold doré production plan for the first year of commercial production and an updated Mineral Reserve and Mineral Resource estimate as of March 31, 2019 for the Lindero Project located in Argentina.

Jorge A. Ganoza, President and CEO, commented, “Based on the results of the 2018 infill drill program and optimization of our mine plan, we have been able to identify higher grade mineralized areas for mining in Lindero´s first year of commercial production.” Mr. Ganoza added, “As we conduct additional studies on expanding the leach pad facility, the Company will be in a position to assess the ability to upgrade material from measured and indicated resources to reserves.”

Highlights of Update

•	Gold doré production in the first year of commercial production is estimated to be between 145,000 and 160,000 ounces

•	Combined Proven and Probable Mineral Reserves are reported at 84.2 Mt containing 1.7 Moz of gold, representing a decrease of 5 percent in tonnes and 2 percent in contained gold ounces

•	Combined Measured and Indicated Mineral Resources exclusive of Mineral Reserves are reported at 18.9 Mt containing 302,000 ounces of gold, representing an increase of 51 percent in tonnes and 211 percent in contained gold ounces

•	Inferred Mineral Resources exclusive of Mineral Reserves are reported at 8.6 Mt containing 106,000 ounces of gold, representing an increase of 51 percent in tonnes and 63 percent in contained gold ounces

Mineral Reserves and Mineral Resources

Mineral Reserves and Mineral Resources are reported as of March 31, 2019 based on 212 diamond drill holes totaling 44,550 meters. The estimates incorporate an updated geological interpretation based on the infill drilling conducted in 2018 (see Fortuna news release dated September 6, 2018), updated metal prices and estimated operating costs. The updated technical information does not materially change the information presented in the Technical Report entitled “Fortuna Silver Mines Inc.: Lindero Property, Salta Province, Argentina”, with an effective date of October 31, 2017 prepared by Eric Chapman, Edwin Gutierrez, Geoff Allard, and Denys Parra Murrugarra (“Technical Report”).

Mineral Resource estimation involved the usage of drill hole samples in conjunction with surface mapping to construct three-dimensional wireframes defining lithologic, alteration, and grade domains. Samples were selected inside these wireframes, coded, composited and top cut. Boundaries were treated as hard, firm or soft based on statistical and geostatistical analysis. Gold and copper grades were estimated by ordinary kriging into a geological block model consisting of 10 meter x 10 meter x 4 meter selective mining units representing each domain. Estimated grades were validated globally, locally, and visually prior to classification and are reported above a 0.20 g/t Au cut-off grade within a conceptual pit shell.

The updated Mineral Resource and Mineral Reserve estimates use the same methodology (key assumptions, parameters and methods) as the Technical Report which is available on the Company’s website, on SEDAR, and on the SEC’s website. However, Mineral Reserve estimates have been conducted taking into account the new updated resource block model, revised cost estimates, metal prices, projected exchange rates, and the updated detailed design capacity of the leach pad. Mineralized material inside the ultimate pit shell that cannot be accommodated by the updated leach pad design has been classified as a Mineral Resource.

Mineral Reserves					Contained Metal
Property	Classification	Tonnes (000)	Au (g/t)	Cu (%)	Au (koz)
Lindero Project, Argentina	Proven	25,352	0.76	0.11	618
	Probable	58,875	0.58	0.11	1,096
	Proven + Probable	84,226	0.63	0.11	1,714

Mineral Resources					Contained Metal
Property	Classification	Tonnes (000)	Au (g/t)	Cu (%)	Au (koz)
Lindero Project, Argentina	Measured	2,092	0.55	0.12	37
	Indicated	16,774	0.49	0.10	265
	Measured + Indicated	18,866	0.50	0.11	302
	Inferred	8,600	0.38	0.10	106

Notes:

1.	Mineral Reserves and Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves
2.	Mineral Resources are exclusive of Mineral Reserves
3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
4.	Factors that could materially affect the reported Mineral Resources or Mineral Reserves include; changes in metal price and exchange rate assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, mining dilution and recovery; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environmental and other regulatory permits, and maintain the social license to operate
5.	Mineral Resources and Mineral Reserves for Lindero are reported as of March 31, 2019
6.	Mineral Reserves for Lindero are reported based on open pit mining within designed pit shells based on variable gold cut-off grades and gold recoveries by metallurgical type. Met type 1 cut-off 0.27 g/t Au, recovery 75.4%; Met type 2 cut-off 0.26 g/t Au, recovery 78.2%; Met type 3 cut-off 0.26 g/t Au, recovery 78.5%; and Met type 4 cut-off 0.30 g/t Au, recovery 68.5%. The cut-off grades and pit designs are considered appropriate for long term gold prices of $1,320/oz. Mineral Reserves are restricted to leach pad design capacity. Assumptions used in the pit design are the same as those for the Mineral Resources
7.	Lindero Mineral Resources are reported within a conceptual pit shell above a 0.2 g/t Au cut-off grade using a long-term gold price of $1,320/oz, mining costs at $1.28 per tonne of material, with total processing and process G&A costs of $8.29 per tonne of ore and an average process recovery of 75%. The refinery costs net of pay factor were estimated to be $6.90 per ounce of gold. Slope angles are based on 3 sectors (39°, 42°, and 47°) consistent with geotechnical consultant recommendations
8.	Eric Chapman, P.Geo. (APEGBC #36328) is the Qualified Person for resources and Amri Sinuhaji (APEGBC #48305) is the Qualified Person for reserves, both being employees of Fortuna Silver Mines Inc.
9.	Totals may not add due to rounding procedures

First year production plan

For the first year of commercial production, Lindero´s mine plan has been optimized so that the operation will benefit from mining the higher grade mineralization outcropping that was identified through the infill drilling completed in 2018. As a result, gold doré production for Lindero’s first year of commercial production is estimated to be between 145,000 ounces and 160,000 ounces and is based on the factors set out in the Technical Report.

Qualified Person

Eric Chapman, Vice President of Technical Services, is a Professional Geoscientist of the Association of Professional Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and has reviewed and approved the scientific and technical information contained in this news release.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metal producer with its primary assets being the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold Project, currently under construction, in Argentina.  The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.  For more information, please visit its website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; production at the mines, including planned production at the Lindero Project in the first year of its commercial production; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, whether the Company’s activities at its properties will proceed as planned; delays in construction at the Lindero Project; delays in commissioning of the mine at Lindero; delays in the commencement of commercial production; changes in general economic conditions and financial markets; changes in prices for silver, gold and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to: that the Company’s activities at its properties will proceed as planned; expectations regarding mine production costs; doré production guidance for the first year of commercial production is based on certain estimates and assumptions, including but not limited to: construction at the Lindero Project continues according to current time and cost scheduling, Mineral Resources and Mineral Reserves, geological formations, grade and continuity of deposits and metallurgical characteristics; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Equivalent U.S. reporting requirements are currently governed by the United States Securities and Exchange Commission ("SEC") Industry Guide 7 (“Industry Guide 7”) under the U.S. Securities Act of 1933, as amended. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC currently in effect under Industry Guide 7, and reserve and resource information contained in this news release may not be comparable to similar information disclosed by U.S. companies. In particular, the term "resource" does not equate to the term "reserves". Under the SEC's disclosure standards currently in effect under Industry Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC has not recognized the reporting of mineral deposits which do not meet the Industry Guide 7 definition of “reserve” prior to the adoption of the Modernization of Property Disclosures for Mining Registrants, which rules will be required to be complied with in the first fiscal year beginning on or after January 1, 2021. As a result, the SEC's disclosure standards currently in effect normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. You are cautioned not to assume that resources will ever be converted into reserves. You should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. You should also not assume that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. You are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC's disclosure standards currently in effect under Industry Guide 7 normally only permit issuers to report mineralization that does not constitute "reserves" by such standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC's disclosure standards currently in effect under Industry Guide 7, and reserves reported in compliance with NI 43-101 may not qualify as "reserves" under such SEC standards. Accordingly, information concerning mineral deposits set forth in this news release may not be comparable with information made public by companies that report in accordance with U.S. standards.